UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of July 2019

Commission File Number: 001-13138

Pointer Telocation Ltd.
(Translation of registrant’s name into English)

14 Hamelacha Street, Rosh Ha’ayin, Israel 4809133
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

CONTENTS

Attached hereto and incorporated by reference herein are the Notice of Extraordinary General Meeting of Shareholders to be held on August 29, 2019, or the Meeting, as well as a joint proxy statement/prospectus and form of proxy card of Pointer Telocation Ltd., or the Registrant or Pointer.

Only shareholders of record who hold Ordinary Shares, nominal value NIS 3.00, of the Registrant at the close of trading on the Nasdaq Capital Market on July 29, 2019, will be entitled to notice of and to vote at the Meeting and any postponements or adjournments thereof.

This Report on Form 6-K as is incorporated by reference into the Company’s registration statements on Form S-8 (Registration Statement Nos. 333-113420, 333-118897, 333-139717, 333-141306, 333-173155, 333-214775 and 333-217655) and Form F-3 (Registration Statement Nos. 333-111019, 333-119998, 333-126257, 333-143399, 333-194483 and 333-199535) of the Registrant, filed with the Securities and Exchange Commission, or SEC, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Additional Information and Where to Find It

This Report on Form 6-K is provided with respect to the proposed business combination involving PowerFleet, Inc., or PowerFleet, the Registrant , I.D. Systems, Inc., or I.D. Systems, PowerFleet Israel Holding Company Ltd. and PowerFleet Israel Acquisition Company Ltd. This Report on Form 6-K does not constitute an offer to sell or the solicitation of an offer to buy or subscribe for any securities or a solicitation of any vote or approval nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation, sale, issuance or transfer would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The proposed transaction will be submitted to the shareholders of Pointer for their consideration through the joint proxy statement/prospectus attached to this Report on Form 6-K as Exhibit 99.1.

This report is not a substitute for any prospectus, proxy statement or any other document that PowerFleet, I.D. Systems or Pointer has or may file with the SEC in connection with the proposed transaction. Investors and security holders of I.D. Systems and Pointer are urged to read the joint proxy statement/prospectus and any other relevant documents filed with the SEC carefully and in their entirety because they contain important information about the proposed transaction.

You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). In addition, investors and security holders may obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by Pointer on Pointer’s Investor Relations page (https://www.pointer.com/investor-relations/) or by writing to Pointer, at yanivd@pointer.com (for documents filed with the SEC by Pointer), or by I.D. Systems on I.D. Systems’ Investor Relations page (https://ir.id-systems.com/) or by writing to I.D. Systems, Inc., at ned@id-systems.com (for documents filed with the SEC by I.D. Systems).

Exhibit No.

99.1	Joint Proxy Statement/Prospectus dated July 25, 2019.
99.2	Proxy Card for the Registrant’s 2019 Extraordinary General Meeting of Shareholders.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POINTER TELOCATION LTD.
(Registrant)

Date: July 25, 2019	/s/ Yossi Ben Shalom
By: Yossi Ben Shalom
Title: Chairman of the Board of Directors

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